impact capital
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PO Box 7111 Riverside Centre
Brisbane Queensland 4001
[redacted]94 503 385

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08003842

01 July 2008

SEC No. 82-34925

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Dear Sir/ Madam,

The attached papers relate to a submission by the Company under Rule 12g3-2(b) in respect to the month of June 2008.

Sincerely,

Alison Hill

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Impact capital Limited

ACN/ARSN: 22 094 503 385

1. Details of substantial holder (1)

Name: SCHRODER INVESTMENT MANAGEMENT AUSTRALIA LIMITED

ACN/ARSN (if applicable): 000 443 274

There was a change in the interests of the substantial holder on 11 / 06 / 08

The previous notice was given to the company on 30 / 08 / 07

The previous notice was dated 28 / 08 / 07

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	3,296,887	5.06%	4,015,108	6.16%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
15/11/2007	SIMAL	Purchase	Purchase	381,453.48	718,221

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	SIMAL	JP Morgan Custodial Services	JP Morgan Custodial Services	557,150	
	SIMAL	National Nominees Ltd - Melbourne	National Nominees Ltd - Melbourne	3,457,958	

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
Schroder Investment Management Australia Limited ("SIMAL")	Level 20 Angel Place, 123 Pitt Street, Sydney, 2000, Australia
Schroder Investment (Singapore) Limited ("SIMSL")	65 Chulia Street #46-00 OCBC Centre, Singapore 049513
Schroder Investment Management Limited ("SIM")	31 Gresham Street, London EC2V 7QA, UK
Schroder Investment Management North America Limited ("SIMNA Ltd")	31 Gresham Street, London EC2V 7QA, UK

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